U.S. SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                           F-PACK INTERNATIONAL, INC.
                           --------------------------
                 (Name of Small Business Issuer in its charter)


           Florida                                            65-0664954
---------------------------------                          ---------------
(State or other jursidiction of                           (I.R.S. I.D. No.)
incorporation or organization)


         515 Madison Avenue, Suite 2100, New York, New York       10022
         ----------------------------------------------------------------
              (Address of principal executive offices)         (zip code)


                    Issuer's telephone number (212) 644-5440
                                              --------------

           Securities to be registered under Section 12(b) of the Act:

         Title of each class                    Name of each exchange on which
         to be so registered                    each class is to be registered
         -------------------                    ------------------------------
              Common

           Securities to be registered under Section 12(g) of the Act:

                           Common Stock $.001 par value
                     ---------------------------------------
                                (Title of class)

                           F-PACK INTERNATIONAL, INC.
                                   Form 10-SB
Table of Contents                                                     Page

                                     PART 1

Item 1.           Description of Business ..........................   1

Item 2.           Management's Discussion and Analysis
                  of Financial Conditions and Results of Operation..   2

Item 3.           Description of Property...........................   4

Item 4.           Security Ownership of Certain Beneficial
                  Owners and Management.............................   4

Item 5.           Directors, Executive Officers, Promoters
                    and Control Persons............................    5
Item 6.           Executive Compensation............................   6

Item 7.           Certain Relationships and Related Transactions....   7

Item 8.           Description of Securities.........................   7

                                     PART II

Item 1.           Market Price of and Dividends on the Registrant's
                  Common Equity and other Stockholder Matters.......   7

Item 2.           Legal Proceedings.................................   8

Item 3.           Changes in and Disagreements with Accountants.....   8

Item 4.           Recent Sales of Unregistered Securities...........   8

Item 5.           Indemnification of Directors and Officers.........   9

                                    PART F/S

Financial Statements................................................ F-1

                                    PART III

Item 1.           Index to Exhibits.................................   9

Item 2.           Description of Exhibits...........................   9

Signature Page......................................................  10

                                     PART 1

Item 1.           Description of Business.

     F-Pack, International, Inc. ("F-Pack") was incorporated on May 6, 1996 as Europa Travel, Inc. On October 24, 1997, we changed our name to F-Pak
International, Inc., and on December 3, 1997 we changed our name to F-Pack International, Inc. On November 7, 1997, F-Pack acquired F-Pack Csomagolastechnikai Kft., a Hungarian company ("FPKft."), which designs and manufactures machines for automatic packaging systems for food and agricultural products and provides service contracts for 24 hour on-site service to its customers.

    We have no operations and act as a holding company. Operations are conducted through our subsidiary, FPKft. Unless otherwise indicated, all references hereinafter to "F-Pack, the Company or we" include both F-Pack, International, Inc. and FPKft.

Industry

     We currently operate in Hungary and elsewhere in Central and Eastern Europe. Hungary, with a population of ten million and Central and Eastern Europe with combined populations of more than 300 million are less developed both technically and economically than the West. This lower base suggests that future growth in the region will be faster than exists in the more-developed West. That fact combined with the lower costs of operation in the region suggests that established, competitive companies in the region should prosper.

     Many international food and agricultural companies have recently entered the Central and Eastern European regions and have gained market share for their products. F-Pack benefits as these companies expand their production.

The Market

     We actively market our products and services in Hungary (currently about 60% of sales), the Ukraine, Russia and Croatia. Key customers include Unilever (Lever Brothers - Van den Bergh Foods), General Electric, Masterfoods and Kraft Jacobs Suchard.

     Competitors tend to be local, specialized job-shop type companies serving essentially a regional market. To a lesser extent, we compete with more established Western companies, that currently have higher costs and prices.

The Product/Service

     We design and manufacture machines for automatic packaging systems for food and agricultural products and provides service contracts for 24 hour on-site service to its customers. The machines are designed using the Intergraph Solid

Edge design software and undergo continuous development according to the demand of the market. The manufactured packing machines include: plastic bagging machines with filling of liquids by volume and weight; shrink-packing machines with pre-selection; tube filling machines; and individually manufactured machines.

Governmental Regulations

     The Company operates in Central and Eastern Europe with minimal regulations other than the normal laws and regulations in the region governing all corporations.

Trademarks and Logo

     We use trademarks and logos in our business. Other than in Hungary and the United States where the corporate names have been reserved, we have no formal protection of our trademarks and logos other than the protection afforded generally to companies merely by their use.

Item 2.  Management's Discussion and Analysis of Financial
         Condition and Results of Operations

     The following discussion of the results of operations and financial condition should be read in conjunction with the audited financial statements and related notes appearing subsequently in Part F/S. This discussion contains forward-looking statements based upon currently expectations that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate," and "continue" or similar words. You should be aware that our actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements and could have an adverse effect on our business, results of operations and financial conditions.

         The Company cautions readers that any such forward-looking statements made by or on behalf of the Company are based on management's current expectations and beliefs, but are not guarantees of future performance. Actual results could differ materially from those expressed or implied in the forward-looking statements.

Six months ended June 20, 2000 compared to six months ended June 30, 1999.

         The Company's revenues for the six months ended June 30, 2000 decreased to $295,841 from $332.884 in the prior year, a decrease of approximately 11%. Gross profit for the period increased to $63,295 for June 30, 2000 from $63,235 for the comparable 1999 period. Gross profit as a percentage of revenues for the six months was 21% as compared to 19% for the prior year.

         Operating expenses for the six months ended June 30, 2000 decreased to $58,144 as compared to $84,220 for the prior year. Miscellaneous income was $8,544 for the 2000 period as compared to $10,219 for the prior year.

         Interest income was $95 for the 2000 period as compared to $179 for the prior year. There was no interest expense for the 2000 period as compared to $3,049 for the prior year. The provision for income taxes was $4361 for the 2000 period as compared to $0 for the prior year.

         The Company's net income was $9,429 for the six months ended June 30, 2000 as compared to a net loss of $13,636 for the prior year. For the six months ended June 30, 2000, net income per share was $.01 compared to a net loss per share of $.02 in the prior year. Average shares outstanding were 921,400 for 2000 and 855,000 for 1999.

Liqidity and Capital Resources

         The Company's cash position was $89,024 at June 30, 2000 as compared to $138,648 at December 31, 1999, a decrease of $49,624. The Company's working capital at June 30, 2000 was $95,996 as compared to working capital of $32,502 at December 31, 1999. Net cash used by operating activity was $48,405. Cash used for investing activity totaled $276 for the purchase of property and equipment. During the period, the Company sold 49,800 common shares for $4,980.

Year ended December 31, 1999 compared to year ended December 31, 1998.

         The Company's revenues for the twelve months ended December 31, 1999 decreased to $571,878 from $778,337 in the prior year, a decrease of approximately 26%. Gross profit for the period decreased to $152,618 in the twelve months ended December 31, 1999 from $199,141 for the comparable 1998 period. Gross profit as a percentage of revenues for the twelve months ended December 31, 1999 was approximately 27% as compared to approximately 26% for the prior year.

         Operating expenses for the twelve months ended December 31, 1999 decreased to $107,241 from $192,522 for the prior year. Miscellaneous income was $5,457 for the twelve month period ended December 31, 1999 as compared to $10,994 for the prior year.

         Interest income was $268 for the twelve months ended December 31, 1999 as compared to $2,238 for the prior year. Interest expense for twelve months ended December 31, 1999 was $4,077 as compared to $0 for the prior year. The provision for income taxes was $13,355 for the twelve months ended December 31, 1999 as compared to $3,021 for the prior year.

         The Company's net income was $33,670 for the twelve months ended December 31, 1999 as compared to $16,830 for the prior year. For the twelve months ended December 31, 1999, net income per share was $.04 compared to net income per share of $.02 in the prior year. Average shares outstanding were 895,000 for the year ended December 31, 1999 and 855,000 for 1998.

Liquidity and Capital Resources

         The Company's cash position was $138,698 at December 31, 1999 as compared to $117,994 at December 31, 1998, an increase of $20,704. The Company's working capital at December 31, 1999 was $32,502 as compared to a deficit in working capital of $7,236 at December 31, 1998. Net cash provided by operating activity was $24,057 for the year ended December 31, 1999 as compared to $49,145 for the prior year. Cash provided by investing activities totaled $9,346 for the year ended December 31, 1999 compared to cash used in investing activities for the prior year in the amount of $15,834.

Item 3.  Properties

     The Company's office facility and headquarters in the United States is located in a suite of executive offices at 515 Madison Avenue, Suite 2100, New York, NY 10022 (telephone 212-644-5440), on a month-to-month rent free basis. The Company operates through its wholly-owned subsidiary, F-Pack Kft., which in turn operates out of two leased buildings totaling 8,000 square feet at Salgotarjani utca 4, 3170 Szecseny, Hungary (telephone +36-3-237-0784)on a month to month basis at $1,500 per month ($18,000 per annum).

Item 4.  Security Ownership of Certain Beneficial Owners and
         Management.

     As of August 31, 2000, the Company had issued and outstanding 1,444,730 shares of its Common Stock. The following table sets forth as of August 31, 2000, certain information regarding beneficial ownership of the Common Stock by
(i) those persons beneficially holding more than five percent of the Company's Common Stock, (ii) the Company's directors who beneficially own shares of the Common Stock, (iii) the officers named in the Summary Compensation table below, and (iv) all of the Company's directors and officers as a group.



Name and Address                                    Amount of Shares                              Percent
of Beneficial Owner(1)                             of Beneficial Owner                           of Class
----------------------                            --------------------                           --------
Surinder Rametra                                       210,000 (2)                                 14.3%

Milton Polland                                          50,000 (3)                                  3.4%

Dominick Pope                                           25,000                                      1.7%

Southern Group International, Inc.                     499,930                                     34.6%

All officers & directors as a group (3 persons)        285,000                                     19.4%


(1) For purposes of the table, a person is considered to "beneficially own" any shares with respect to which he/she directly or indirectly has or shares voting or investment power or of which he or she has the right to acquire the beneficial ownership within 60 days. Unless otherwise indicated and subject to applicable community property law, voting power and investment power are exercised solely by the person named above or shared with members of his or her household.

(2) Includes 62,500 shares held by Nirmala Rametra, Mr. Rametra's wife, 20,000 shares held by Surinder Rametra Irrevocable Trust and 20,000 shares held by Nirmala Rametra Irrevocable Trust.

(3) Includes 25,000 shares held by Central Pacific Assurance Limited of which Mr. Polland is a control person.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

     The directors and executive officers of the Company and their ages as of the date of this document are as follows:

      Name               Age                              Position
----------------        ----                        ---------------------------
Surinder Rametra         60                         President & Director

Dominick Pope            68                         Secretary & Director

Milton Polland           88                         Director

         Surinder Rametra has been President and a director of the Company since October, 1997. Mr Rametra received a Bachelor of Science degree from the Punjab Engineering College in India in 1965 and an MS Degree in Engineering from the University of I.I.T, India in 1969. In 1976 Mr. Rametra received an MBA in Finance from New York University. From 1982 to June 1994 Mr. Rametra was the CEO of one of the subsidiaries of ATEC Group, Inc., a public company traded on the American Stock Exchange, which engages in the sale of computer hardware and software primarily to business users. Mr. Rametra has been President and Chief Executive Officer and Chairman of the Board of ATEC Group, Inc., since June 1994.

         Dominick Pope has been Secretary and a director of the Company since May, 1997. Mr. Pope attended the Baruch School of Business at the City University of New York. Mr. Pope was a founder of Intercom Technologies, Inc. and served as President and Chairman of the Board of Directors of Intercom
Technologies, Inc. since 1977 and as Treasurer from March 1985 until his resignation in April 1998. Mr. Pope is presently President of L.J. Loeffler In House Communications, Inc.

     Milton R. Polland has been a director of the Company since April, 1997. He attended Marquette University and received a law degree from the Milwaukee School of Law. From 1992 to present he has been Ambassador to Mexico from the Republic of the Marshall Islands; From 1989 to 1996 he was Chairman of the Board of Pacific Intermediaries, Inc.; From 1988 to 1996 he was a Board Member of Airline of the Marshall Islands; From 1981 to 1995 he was President and Chairman of the Board of Pacific Casualty Insurance Co. Ltd.; From 1952 to 1990 he was President of The Polland Company, Ltd., an actuarial and management consulting company; From 1988 to 1990 he was a Board Member of The Wilshire Bank, Los Angeles, CA; From 1957 to 1967 he was President and Chairman of the Board of Union Trust Life Insurance; From 1965 to 1967 he was President and Chairman of the Board of Missouri Fidelity and Surety Trust Life Insurance; From 1960 to 1973 he was President and Chairman of the Board of Summit Fidelity and Surety Company of Ohio and Summit Guarantee Corporation of Delaware.

Item 6.  Executive Compensation.

     Compensation for the officers of the Company is presented below. There are no other benefits or compensation provided.

Name          Position        Year       Salary          Other
----          --------        ----       ------          -----

None

Aggregated Option Exercises In Last Fiscal Year and Fiscal Year-End Option Value

     The Company does not have any officer or director stock option plan. The Company intends to incorporate one after a public offering. The Company does not have an employee stock option plan (ESOP). The Company intends to incorporate one after a public offering.

     The following table shows all the cash compensation paid by the Company as well as certain other compensation paid during the fiscal years indicated, to the President and others who received total annual salary and bonus in excess of $100,000 for such period in all capacities in which they served. No other Executive Officer received total annual salary and bonus in excess of $100,000.


                                                                           Long Term Compensation
                  Annual Compensation                                      Awards                Payouts
(a)               (b)      (c)     (d)       (e)         (f)               (g)         (h)         (i)
                                             Other
Name and                                     Annual      Restricted                      All Other
Principal                                    Compen      Stock             Options     LTIP         Compen
Position         Year     Salary  Bonus      sation($)   Awards($)         SARS        Payouts($)   sation($)

NONE



Option/SAR Grants in Last Fiscal Year. There were no option/SAR Grants in the last fiscal year.

Compensation of Directors

     The Company has not compensated its non-employee directors. Directors are reimbursed for expenses actually incurred in attending meetings of the Board of Directors and its committees.

Item 7.  Certain Relationships and Related Transactions.

     The Company has engaged in no "Related  Transactions" within the meaning of
Item 404 of Regulation S-B during the last two years.

Item 8.   Description of Securities.

Common Stock

     The Company has authorized 10,000,000 shares of Common Stock par value $0.001. Each outstanding Share of Common Stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at meetings of the stockholders.

     The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefor, when, and if declared by the Board of Directors of the Company; (ii) are entitled to Share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights, or redemption or sinking fund provisions applicable thereto; and (iv) are entitled to one non-cumulative vote per Share on all matters on which stockholders may vote at all meetings of stockholders.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

(a) Market Information

     The Company's Common Stock ($0.001 par value, all of which are one class) is not publicly traded.

(b)  Holders

     The approximate number of record holders of the Company's Common Stock as of August 31, 2000 was 72. The aggregate number of shares of Common Stock outstanding as of August 31, 2000 was 1,444,730 shares.

(c) Dividends

         The Company has not paid or declared any dividends upon its Common Stock since its inception and, by reason of its present financial status and its contemplated financial requirements, does not contemplate or anticipate paying any dividends upon its Common Stock in the foreseeable future.

Item 2.  Legal Proceedings

     The Company is not presently a party to any material litigation not in the regular course of its business, nor to the Company's knowledge is such litigation threatened.

Item 3.  Changes in and Disagreements with Accountants

     The Company has had no changes in or disagreements with accountants on accounting or financial disclosure.

Item 4.  Recent Sales of Unregistered Securities.

     The following unregistered securities of the Company have been issued in the past three years:

         (a) In November 1997, the Company issued 51,400 shares of unregistered securities pursuant to an exemption from registration under Regulation D, Rule 504 of the Act to 13 non-affiliates for an aggregate consideration of $5,140.

         (b) In November 1997 the Company issued 50,000 shares of restricted securities to an affiliate, for an aggregate consideration of $25,000, pursuant to an exemption from registration under Sec. 4(2) of the Act;

         (c) In December, 1997, the Company issued 80,000 shares of unregistered securities pursuant to Regulation D, Rule 504 of the Act.

         (d) In January, 1998, the Company issued 272,350 shares of unregistered securities to 14 non-affiliates, pursuant to an exemption from registration under Regulation D, Rule 504 of the Act, for an aggregate consideration of $2,732.50.

         (e) In June 1998, the Company issued 30,000 shares of restricted securities to an affiliate for an aggregate consideration of $3,000 pursuant to an exemption from registration under Sec.4(2) of the Act, and issued 25,000 shares of unregistered securities to a non-affiliate for an aggregate consideration of $2,500, pursuant to an exemption from registration under Regulation D, Rule 504 of the Act.

         (f) In December 1998, the Company issued 82,000 shares of unregistered securities, pursuant to an exemption from registration under SEC Regulation D, Rule 504 of the Act, to 7 non-affiliates, for an aggregate consideration of $8,200.

         (g) In June 2000, the Company issued 499,930 shares of unregistered securities to an affiliate in consideration of conversion of a loan in the amount of $49,993 owed to such affiliate at a conversion rate of $.10 per share. Said shares were issued pursuant to an exemption from registration under Section 4(2) of the Act.

Item 5.  Indemnification of Directors and Officers

     The Certificate of Incorporation and Bylaws of the Company contain provisions limiting or eliminating the liability of directors of the Company to the Company or its stockholders to the fullest extent permitted by the General Corporation law of Florida and indemnifying officers and directors of the Company to the fullest extent permitted by the General Corporation Law of Florida. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act, and will be governed by the final adjudication of such issue.

                                    PART F/S

     The Financial Statements of F-Pack International, Inc., required by regulation S-B commence on page F-1 hereof and are incorporated herein by reference.

                                    PART III

Items 1 & 2.  Index to Exhibits and Description of Exhibits

2.a  Certificate of Incorporation and amendments
2.b  By-Laws

                             Signature page follows

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     F-PACK INTERNATIONAL, INC.



Date: October 6, 2000                         By: /s/  Surrinder Rametra
      --------------------                        -------------------------
                                                   Surrinder Rametra, President

                           F-PACK INTERNATIONAL, INC.

                        CONSOLIDATED FINANCIAL STATEMENTS

                     SIX MONTHS ENDED JUNE 30, 2000 AND 1999

                                TABLE OF CONTENTS

                                                                            Page
                                                                             No.

ACCOUNTANT'S REPORT...................................................        1

CONSOLIDATED FINANCIAL STATEMENTS

             Balance Sheets...........................................        2

             Statements of Operations.................................        3

             Statements of Changes in Stockholders' Equity............        4

             Statements of Cash Flows.................................        5

             Notes to Financial Statements............................        6

                               STEWART H. BENJAMIN
                        CERTIFIED PUBLIC ACCOUNTANT, P.C.
                              27 SHELTER HILL ROAD
                               PLAINVIEW, NY 11803

                            TELEPHONE: (516) 933-9781
                            FACSIMILE: (516) 827-1203

To the Board of Directors and Stockholders
F-Pack International, Inc.
Hauppauge, New York

I have reviewed the accompanying balance sheets of F-Pack International, Inc. (a Florida corporation) and subsidiary as of June 30, 2000 and December 31, 1999, and the related consolidated statements of operations, stockholders' equity and cash flows, for the six months ended June 30, 2000 and 1999, in accordance with Statements on Standards for Accounting and Review Services, issued by the American Institute of Certified Public Accountants. All information included in these consolidated financial statements is the representation of the management of F-Pack International, Inc. I did not review the financial statements of F-Pack Kft. Hungary, a wholly owned subsidiary, whose statements reflect total assets of $426,897 and $384,167 as of June 30, 2000 and December 31, 1999,
respectively, and total revenues of $295,841 and $332,884 for the six months ended June 30, 2000 and 1999, respectively. These statements were reviewed by other accountants whose report thereon has been furnished to me, and the results of my review expressed herein, insofar as it relates to the amounts included for F-Pack Kft. Hungary, is based solely upon the report of the other accountants.

A review consists principally of inquiries of Company personnel analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole. Accordingly, I do not express such an opinion.

Based on my reviews and the report of the other accountants discussed above, I am not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with generally accepted accounting principles.

Stewart H. Benjamin
Certified Public Accountant, P.C.

Plainview, New York
July 20, 2000

                    F-PACK INTERNATIONAL, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS


                                                       June 30,     December 31,
                                                         2000          1999
                                                      (Unaudited)    (Audited)
                                                    ------------   -------------
                       ASSETS

Current assets
    Cash                                            $     89,024   $    138,648
    Accounts receivable                                  216,863        100,135
    Inventory (Notes 1 & 2)                               87,329        108,301
                                                    ------------   ------------
Total current assets                                     393,216        347,084
                                                    ------------   ------------
Property, plant and equipment  (Notes 1 & 3)              67,726         67,450
    Accumulated depreciation                             (32,526)       (27,235)
                                                    ------------   ------------
Total property, plant and equipment                       35,200         40,215
                                                    ------------   ------------
Total assets                                        $    428,416   $    387,299
                                                    ============   ============

       LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
    Accounts payable and accrued expenses (Note 4)  $    163,259   $    189,089
    Deferred revenue                                     133,211         74,750
    Loans from related parties (Note 5)                      750         50,743
    Obligation under capital lease                            --             --
                                                    ------------   ------------

Total current liabilities                                297,220        314,582
                                                    ------------   ------------

Stockholders' equity
    Common stock, $.001 par value, 10,000,000
        shares authorized, 1,444,730 and 895,000
        shares issued and outstanding at
        June 30, 2000 and December 31, 1999,
        respectively                                       1,445            895
    Additional paid-in capital                           157,934        103,511
    Currency translation adjustment                      (27,383)       (21,460)
    Accumulated deficit                                     (800)       (10,229)
                                                    ------------   ------------
Total stockholders' equity                               131,196         72,717
                                                    ------------   ------------
Total liabilities and stockholders' equity          $    428,416   $    387,299
                                                    ============   ============





             See accompanying notes and accountant's review report.

                    F-PACK INTERNATIONAL, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                      Six Months     Six Months
                                                         Ended          Ended
                                                       June 30,       June 30,
                                                         2000           1999
                                                    ------------   ------------
NET SALES                                           $    295,841   $    332,884

COST OF SALES                                            232,546        269,649
                                                    ------------   ------------
GROSS PROFIT                                              63,295         63,235

OPERATING EXPENSES                                        58,144         84,220
                                                    ------------   ------------
INCOME (LOSS) FROM OPERATIONS                              5,151        (20,985)
                                                    ------------   ------------
OTHER REVENUES AND EXPENSES
    Miscellaneous income                                   8,544         10,219
    Interest income                                           95            179
    Interest expense                                          --         (3,049)
                                                    ------------   ------------
Total other revenues and expenses                          8,639          7,349
                                                    ------------   ------------
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES           13,790        (13,636)

PROVISION FOR INCOME TAXES                                 4,361             --
                                                    ------------   ------------
NET INCOME (LOSS)                                   $      9,429   $    (13,636)
                                                    ============   ============
INCOME (LOSS) PER COMMON SHARE                      $        .01   $      (.02)
                                                    ============   ============
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING               921,400        855,000
                                                    ============   ============










             See accompanying notes and accountant's review report.

F-PACK INTERNATIONAL, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Period May 6, 1996 (Inception) to June 30, 2000



                               Common stock     Additional   Currency
                           --------------------   Paid-in  Translation  Accumulated
                             Shares     Amount    Capital   Adjustment    Deficit    Total
                             -------  ---------  ---------  ----------  ---------  ---------
Balances, May 6, 1996
 (inception                       --  $      --  $      --  $      --   $      --  $      --

   Common stock issued       896,000        896         --         --          --        896

   Acquisition adjustment         --         --      6,060      6,832          --     12,892

   Accumulated deficit of
     subsidiary                   --         --         --         --     (29,606)   (29,606)

   Net loss for the period                                                 (2,160)    (2,160)
                             -------  ---------  ---------  ----------  ---------  ---------
Balances, December 31, 1996  896,000        896      6,060      6,832     (31,766)   (17,978)

    Common stock repurchased (96,000)       (96)        96         --          --         --

    Additional capital
     contribution                 --         --     66,000         --          --     66,000

    Net loss                                                              (28,963)   (28,963)
                             -------  ---------  ---------  ----------  ---------  ---------
Balances, December 31, 1997  800,000        800     72,156      6,832     (60,729)    19,059

    Common stock issued       55,000         55         --         --          --         55

    Additional capital
      contribution                --         --     26,245         --          --     26,245

    Foreign currency
      adjustment                  --         --         --    (10,443)         --    (10,443)

    Net income                                                             16,830     16,830
                             -------  ---------  ---------  ----------  ---------  ---------
Balances, December 31, 1998  855,000        855     98,401     (3,611)    (43,899)    51,746

    Common stock issued       40,000         40         --         --          --         40

    Additional capital
      contribution                --         --      5,110         --          --      5,110

    Foreign currency
      adjustment                  --         --         --    (17,849)         --    (17,849)

    Net income                                                             33,670     33,670
                             -------  ---------  ---------  ----------  ---------  ---------
Balances, December 31, 1999  895,000        895    103,511    (21,460)    (10,229)    72,717

    Common stock issued       49,800         50      4,930         --          --      4,980

    Conversion of loan to
      equity                 499,930        500     49,493         --          --     49,993

    Foreign currency
      adjustment                  --         --         --     (5,923)         --     (5,923)

    Net income for the
      period                                                                9,429      9,429
                           ---------  ---------  ---------  ----------  ---------  ---------
Balances, June 30, 2000    1,444,730  $   1,445  $ 157,934  $ (27,383)  $    (800) $ 131,196
                           =========  =========  =========  ==========  =========  =========



             See accompanying notes and accountant's review report.

      F-PACK INTERNATIONAL, INC. AND SUBSIDIARY
        CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                      Six Months     Six Months
                                                         Ended          Ended
                                                       June 30,       June 30,
                                                         2000           1999
                                                     ----------      ----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                  $    9,429      $ (13,636)
  Adjustments to reconcile net income (loss) to net
      cash used in operating activities
          Depreciation                                    5,291          6,493
          Increase in accounts receivable              (116,728)       (60,332)
          (Increase) decrease in inventory               20,972        (15,271)
          Increase (decrease) in accounts payable
            and accrued expenses                        (25,830)        41,736
          Decrease in obligation under capital lease         --         (1,238)
          Increase in short term loans                       --         13,137
          Increase in deferred revenue                   58,461         14,760
                                                      ---------       --------
  NET CASH USED IN OPERATING ACTIVITIES                 (48,405)       (14,351)
                                                      ---------       --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Change in property and equipment                         (276)         5,562
                                                      ---------       --------
  NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES      (276)         5,562
                                                      ---------       --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Sale of common stock                                    4,980            700
  Effect of foreign currency rate                        (5,923)          (862)
                                                      ---------       --------
  NET CASH USED IN FINANCING ACTIVITIES                    (943)          (162)
                                                      ---------       --------
NET DECREASE IN CASH                                    (49,624)        (8,951)

CASH - BEGINNING OF PERIOD                              138,648        117,944
                                                      ---------       --------
CASH - END OF PERIOD                                  $  89,024       $108,993
                                                      =========       ========



SUPPLEMENTAL DISCLOSURES:
    Cash paid during the periods for interest         $      --       $  3,049
                                                      =========       ========
    Cash paid during the periods for income taxes     $     755       $     --
                                                      =========       ========
    Conversion of loans payable to common stock       $ (49,993)      $     --
                                                      =========       ========




             See accompanying notes and accountant's review report.

                    F-PACK INTERNATIONAL, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation

F-Pack International, Inc. was incorporated on May 6, 1996 under the laws of the state of Florida. The Company's principal business activity is the design and manufacturing of machines for automatic packaging systems for food and agricultural products.

The consolidated financial statements include the accounts of F-Pack International, Inc. and its wholly owned subsidiary, F-Pack Csomagolastechnikai Korlatolt Felelossegu Tarsasag ("F-Pack Kft. Hungary"), which was acquired on November 7, 1997.

Basis of Presentation

The consolidated financial statements of the Company have been prepared in conformity with generally accepted accounting principles. With respect to the foreign subsidiary, the U.S. dollar amounts of balance sheet accounts were based on an exchange rate of 1 U.S. dollar for 271.33 Hungarian Forints (HUF) at June 30, 2000, and 1 U.S. dollar for 252.52 HUF at December 31, 1999, which represents the National Bank of Hungary official foreign exchange rates, while profit and loss statement accounts were translated on the basis of a weighted average exchange rate of 1 U.S. dollar for 263.36 HUF during the six months ended June 30, 2000.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property, Plant, Equipment and Depreciation

Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method over 3 to 7 years for machinery and equipment and 3 to 5 years for vans. Maintenance, repairs and "small assets" - under the value of $111 are charged to operations as incurred.

                    F-PACK INTERNATIONAL, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Inventory

Inventories are carried at the lower of cost or market. Cost elements included in inventories are raw materials, labor and manufacturing overhead.

Corporate Tax

For the six months ended June 30, 2000, the parent company, F-Pack International, Inc. sustained a net loss of $10,437. Such loss may be carried forward to reduce taxable income for a period of up to 20 years. The subsidiary's pre-tax income for the six months ended June 30, 2000 was $24,227. The Hungarian tax rate is 18%.

Revenue recognition

Revenues consist of sales from produced packaging machines. Revenues are recognized when all of the following have occurred: (1) the machines are completed and operational (2) the machines are delivered to the customer and (3) the fee has been collected or is collectible. In any other cases, machines are reported in inventory and received advances are stated as deferred revenue on the balance sheet.

NOTE 2 - INVENTORY

Inventory at June 30, 2000 and December 31, 1999 consisted of the following:

                                                    June 30,       December 31,
                                                      2000            1999
                                                  ------------     ------------

Purchased raw materials for production              $12,752          $ 11,040
Unfinished and finished machines                     74,577            97,261
                                                     ------           -------

Total                                               $87,329          $108,301
                                                     ======           =======

                    F-PACK INTERNATIONAL, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at June 30, 2000 and December 31, 1999 consisted of the following:

                                               June 30,         December 31,
                                                 2000               1999
                                             -----------         -----------

Automobiles                                   $  9,096             $  9,096
Production equipment                            41,854               41,854
Other equipment                                 11,395               11,119
Leased van                                       5,381                5,381
                                               -------              -------
                                                67,726               67,450
Accumulated depreciation                       (32,526)             (27,235)
                                               -------              -------

Total                                         $ 35,200             $ 40,215
                                               =======              =======

NOTE 4 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses at June 30, 2000 and December 31, 1999 consisted of the following:

                                                June 30,         December 31,
                                                 2000                1999
                                               -------------     -----------

Domestic creditors (Hungary)                   $  90,239          $  91,462
Foreign creditors (Outside Hungary)                   --             34,000
Taxes payable (Hungary)                           22,571             16,676
New York State Franchise Tax payable                 380                535
New York City Corporation Tax payable                 --                600
Social health contribution                        24,678             17,493
Wages                                              2,530              2,518
Guarantee liability                                  920              1,731
Accrued liabilities                               12,432             15,038
Accrued interest                                   3,440              3,696
Others                                             6,069              5,340
                                                --------           --------

Total                                          $ 163,259          $ 189,089
                                                ========           ========

                    F-PACK INTERNATIONAL, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - LOANS FROM RELATED PARTIES

On October 28, 1998 the Company received a loan of $49,993 from Southern Group International, Inc., a Florida corporation in which certain stockholders of F-Pack International, Inc. own an equity interest. Pursuant to a resolution of the Board of Directors on June 29, 2000, the loan was converted to 499,930 shares of common stock, valued at $.10 per share.

On December 10, 1999 the Company received a loan of $750 from a stockholder. The loan is non-interest bearing and is expected to be repaid in July 2000.

                                            F-PACK INTERNATIONAL, INC.

                        CONSOLIDATED FINANCIAL STATEMENTS

                                      YEARS ENDED DECEMBER 31, 1999 AND 1998

                                TABLE OF CONTENTS

                                                                        Page No.

AUDITOR'S REPORT......................................................     1

CONSOLIDATED FINANCIAL STATEMENTS

             Balance Sheets...........................................     2

             Statements of Operations.................................     3

             Statements of Changes in Stockholders' Equity............     4

             Statements of Cash Flows.................................     5

             Notes to Financial Statements............................     6

                               STEWART H. BENJAMIN
                        CERTIFIED PUBLIC ACCOUNTANT, P.C.
                              27 SHELTER HILL ROAD
                               PLAINVIEW, NY 11803

                            TELEPHONE: (516) 933-9781
                            FACSIMILE: (516) 827-1203


                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
F-Pack International, Inc.
New York, New York

I have audited the accompanying consolidated balance sheets of F-Pack International, Inc. (a Florida corporation) and subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these consolidated financial statements based on my audits. I did not audit the financial statements of F-Pack Kft. Hungary, a wholly owned subsidiary, which statements reflect total assets of $384,167 and $323,928 as of December 31, 1999 and 1998, and total revenues of $571,878 and $778,337 for the years then ended. Those statements were audited by other auditors whose report has been furnished to me, and my opinion, insofar as it relates to the amounts included for F-Pack Kft. Hungary, is based solely on the report of the other auditors.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits and the report of the other auditors provide a reasonable basis for my opinion.

In my opinion, based on my audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of F-Pack International, Inc. and subsidiary as of December 31, 1999 and 1998, and the results of its operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.

Stewart H. Benjamin
Certified Public Accountant, P.C.

Plainview, New York
March 15, 2000

                    F-PACK INTERNATIONAL, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS


                                                     December 31,   December 31,
                                                         1999           1998
                       ASSETS                       ------------   -------------

Current assets
    Cash                                            $    138,648   $    117,944
    Accounts receivable                                  100,135         84,303
    Inventory (Notes 1 & 2)                              108,301         64,169
                                                    ------------   ------------
Total current assets                                     347,084        266,416
                                                    ------------   ------------
Property, plant and equipment  (Notes 1 & 3)              67,450         76,796
    Accumulated depreciation                             (27,235)       (17,814)
                                                    ------------   ------------
Total property, plant and equipment                       40,215         58,982
                                                    ------------   ------------
Total assets                                        $    387,299   $    325,398
                                                    ============   ============

       LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
    Accounts payable and accrued expenses (Note 4)  $    189,089   $    175,167
    Deferred revenue                                      74,750         33,898
    Loans from related parties (Note 5)                   50,743         62,793
    Obligation under capital lease                            --          1,794
                                                    ------------   ------------
Total current liabilities                                314,582        273,652
                                                    ------------   ------------
Stockholders' equity
    Common stock, $.001 par value, 10,000,000
        shares authorized, 895,000 and 855,000
        shares issued and outstanding at
        December 31, 1999 and 1998, respectively             895            855
    Additional paid-in capital                           103,511         98,401
    Currency translation adjustment                      (21,460)        (3,611)
    Accumulated deficit                                  (10,229)       (43,899)

Total stockholders' equity                                72,717         51,746
                                                    ------------   ------------
Total liabilities and stockholders' equity          $    387,299   $    325,398
                                                    ============   ============





    The accompanying notes are an integral part of the financial statements.

                    F-PACK INTERNATIONAL, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                     Year Ended     Year Ended
                                                     December 31,   December 31,
                                                        1999           1998
                                                    ------------   -------------

NET SALES                                           $    571,878   $    778,337

COST OF SALES                                            419,260        579,196
                                                    ------------   ------------
GROSS PROFIT                                             152,618        199,141

OPERATING EXPENSES                                       107,241        192,522
                                                    ------------   ------------
INCOME FROM OPERATIONS                                    45,377          6,619
                                                    ------------   ------------
OTHER REVENUES AND EXPENSES
    Miscellaneous income                                   5,457         10,994
    Interest income                                          268          2,238
    Interest expense                                      (4,077)            --
                                                    ------------   ------------
Total other revenues and expenses                          1,648         13,232
                                                    ------------   ------------
INCOME BEFORE PROVISION FOR INCOME TAXES                  47,025         19,851

PROVISION FOR INCOME TAXES                                13,355          3,021
                                                    ------------   ------------
NET INCOME                                          $     33,670   $     16,830
                                                    ============   ============
INCOME PER COMMON SHARE                             $        .04   $        .02
                                                    ============   ============
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING               895,000        829,986
                                                    ============   ============










    The accompanying notes are an integral part of the financial statements.

                   F-PACK INTERNATIONAL, INC. AND SUBSIDIARY
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
          For the Period May 6, 1996 (Inception) to December 31, 1999



                               Common stock     Additional   Currency
                           --------------------   Paid-in  Translation  Accumulated
                             Shares     Amount    Capital   Adjustment    Deficit    Total
                             -------  ---------  ---------  ----------  ---------  ---------
Balances, May 6, 1996
 (inception                       --  $      --  $      --  $      --   $      --  $      --

   Common stock issued       896,000        896         --         --          --        896

   Acquisition adjustment         --         --      6,060      6,832          --     12,892

   Accumulated deficit of
     subsidiary                   --         --         --         --     (29,606)   (29,606)

   Net loss for the period                                                 (2,160)    (2,160)
                             -------  ---------  ---------  ----------  ---------  ---------
Balances, December 31, 1996  896,000        896      6,060      6,832     (31,766)   (17,978)

    Common stock repurchased (96,000)       (96)        96         --          --         --

    Additional capital
     contribution                 --         --     66,000         --          --     66,000

    Net loss                                                              (28,963)   (28,963)
                             -------  ---------  ---------  ----------  ---------  ---------
Balances, December 31, 1997  800,000        800     72,156      6,832     (60,729)    19,059

    Common stock issued       55,000         55         --         --          --         55

    Additional capital
      contribution                --         --     26,245         --          --     26,245

    Foreign currency
      adjustment                  --         --         --    (10,443)         --    (10,443)

    Net income                                                             16,830     16,830
                             -------  ---------  ---------  ----------  ---------  ---------
Balances, December 31, 1998  855,000        855     98,401     (3,611)    (43,899)    51,746

    Common stock issued       40,000         40         --         --          --         40

    Additional capital
      contribution                --         --      5,110         --          --      5,110

    Foreign currency
      adjustment                  --         --         --    (17,849)         --    (17,849)

    Net income                                                             33,670     33,670
                             -------  ---------  ---------  ----------  ---------  ---------
Balances, December 31, 1999  895,000  $     895  $ 103,511  $ (21,460)  $ (10,229) $  72,717
                             =======  =========  =========  ==========  =========  =========







    The accompanying notes are an integral part of the financial statements.

      F-PACK INTERNATIONAL, INC. AND SUBSIDIARY
        CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                       Year Ended    Year Ended
                                                       December 31, December 31,
                                                          1999          1998
                                                       -----------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income                                          $  33,670     $  16,830
    Adjustments to reconcile net income to net
        cash provided by operating activities
            Depreciation                                   11,764        13,504
            Currency adjustments difference for P/L        (2,343)       (2,407)
            Increase in accounts receivable               (15,832)      (25,852)
            Increase in inventory                         (44,132)      (35,473)
            Increase in accounts payable and accrued
              expenses                                     13,922        52,210
            Decrease in obligation under capital lease     (1,794)       (2,147)
            Increase (decrease) in short term loans       (12,050)       57,229
            Increase (decrease) in deferred revenue        40,852       (24,749)
                                                        ---------     ---------
    NET CASH PROVIDED BY OPERATING ACTIVITIES              24,057        49,145
                                                        ---------     ---------
CASH FLOWS FROM INVESTING ACTIVITIES
    Change in property and equipment                        9,346       (15,834)
                                                        ---------     ---------
    NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES     9,346       (15,834)
                                                        ---------     ---------
CASH FLOWS FROM FINANCING ACTIVITIES
    Sale of common stock                                    5,150        26,300
    Effect of foreign currency rate                       (17,849)      (10,443)
                                                        ---------     ---------
    NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES   (12,699)       15,857
                                                        ---------     ---------
NET INCREASE IN CASH                                       20,704        49,168

CASH - BEGINNING OF YEAR                                  117,944        68,776
                                                        ---------     ---------
CASH - END OF YEAR                                      $ 138,648     $ 117,944
                                                        =========     =========



SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
    Cash paid during the years for:
         Interest                                       $     230     $      --
                                                        =========     =========
         Income taxes                                   $   2,041     $     491
                                                        =========     =========




    The accompanying notes are an integral part of the financial statements.

                    F-PACK INTERNATIONAL, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation

F-Pack International, Inc. was incorporated on May 6, 1996 under the laws of the state of Florida. The Company's principal business activity is the design and manufacturing of machines for automatic packaging systems for food and agricultural products.

The consolidated financial statements include the accounts of F-Pack International, Inc. and its wholly owned subsidiary, F-Pack Csomagolastechnikai Korlatolt Felelossegu Tarsasag ("F-Pack Kft. Hungary"), which was acquired on November 7, 1997.

Basis of Presentation

The consolidated financial statements of the Company have been prepared in conformity with generally accepted accounting principles. With respect to the foreign subsidiary, the U.S. dollar amounts of balance sheet accounts were based on an exchange rate of 1 U.S. dollar for 252.52 Hungarian Forints (HUF) at December 31, 1999, and 1 U.S. dollar for 219.03 HUF at December 31, 1998, which represents the National Bank of Hungary official foreign exchange rates, while profit and loss statement accounts were translated on the basis of a weighted average exchange rate of 1 U.S. dollar for 237.76 HUF during 1999.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property, Plant, Equipment and Depreciation

Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method over 3 to 7 years for machinery and equipment and 3 to 5 years for vans. Maintenance, repairs and "small assets" - under the value of $119 are charged to operations as incurred.

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                                     F-PACK INTERNATIONAL, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Inventory

Inventories are carried at the lower of cost or market. Cost elements included in inventories are raw materials, labor and manufacturing overhead.

Corporate Tax

For the year ended December 31, 1999, the parent company, F-Pack International, Inc. sustained a net loss of $10,843. Such loss may be carried forward to reduce taxable income for a period of up to 20 years. The subsidiary's pre-tax income in 1999 was $57,413. The Hungarian tax rate is 18%.

Revenue recognition

Revenues consist of sales from produced packaging machines. Revenues are recognized when all of the following have occurred: (1) the machines are completed and operational (2) the machines are delivered to the customer and (3) the fee has been collected or is collectible. In any other cases, machines are reported in inventory and received advances are stated as deferred revenue on the balance sheet.

NOTE 2 - INVENTORY

Inventory at December 31 consisted of the following:

                                                      1999             1998
                                                     -------         --------

Purchased raw materials for production              $ 11,040         $  3,424
Unfinished and finished machines                      97,261           60,745
                                                     -------          -------
Total                                               $108,301         $ 64,169
                                                     =======          =======

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

                    F-PACK INTERNATIONAL, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at December 31 consisted of the following:

                                              1999                 1998
                                             -------              -------
Automobiles                                 $  9,096             $ 10,487
Production equipment                          41,854               48,253
Other equipment                               11,119               11,399
Leased van                                     5,381                6,657
                                             -------              -------
                                              67,450               76,796
Accumulated depreciation                     (27,235)             (17,814)
                                             -------              -------
Total                                       $ 40,215             $ 58,982
                                             =======              =======


NOTE 4 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses at December 31 consisted of the following:

                                                     1999              1998
                                                -----------        ----------
Domestic creditors (Hungary)                    $    91,462        $   92,465
Foreign creditors (Outside Hungary)                  34,000            42,105
Taxes payable (Hungary)                              16,676             8,260
New York State Franchise Tax payable                    535               380
New York City Corporation Tax payable                   600               300
Provision for expected losses                            --             2,869
Social health contribution                           17,493             8,873
Wages                                                 2,518             2,916
Guarantee liability                                   1,731             2,406
Accrued liabilities                                  15,038             8,453
Accrued interest                                      3,696                --
Others                                                5,340             6,140
                                                   --------          --------
Total                                           $   189,089        $  175,167
                                                   ========          ========


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

                    F-PACK INTERNATIONAL, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - LOANS FROM RELATED PARTIES

On October 28, 1998 the Company received a loan of $49,993 from Southern Group International, Inc., a Florida corporation in which certain stockholders of F-Pack International, Inc. own an equity interest. The loan is uncollateralized, provides for interest at a rate of 8% per annum and has been extended past its original due date of December 31, 1999, to June 30, 2000.

On December 10, 1999 the Company received a loan of $750 from a stockholder. The loan is non-interest bearing and is expected to be repaid within six months.








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